Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company as of December 31, 2009, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	State or Sovereign Power of Incorporation
LED Systems K.K.	Japan
Lighting Partner B.V.	The Netherlands
Lighting Science Coöperatief U.A.	The Netherlands
Lighting Science Group Limited	United Kingdom
LLI Acquisition, Inc.	Delaware
LSGC Pty. Ltd	Australia
LSGC LLC	Delaware